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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

        Zucker                      Jerry
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        (Last)                      (First)                        (Middle)


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                                   (Street)


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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Ploymer Group, Inc. (NYSE Trading
                                             -----------------------------------
    Symbol "PGI")
    -------------


3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year April/2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [X] Director    [X] Officer             [X] 10% Owner    ___ Other
                        (give title below)                       (specify below)
    Chairman, CEO & President
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X]  Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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Common Stock          4/3/01       P             117,500         A       $1.50
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Common Stock          4/5/01       P             100,000         A       $1.15            3,515,929            D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            n/a                                                                  10,890            I        by children
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Common Stock            n/a                                                                   7,080            I          by wife
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Common Stock            n/a                                                               3,599,557            I          see (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            n/a                                                                 261,651            I          see (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) The InterTech Group, Inc. ("InterTech"), a Delaware corporation, is the direct beneficial owner of the shares of common stock reported. Mr. Zucker is the Chairman, Chief Executive Officer and President of InterTech. Mr. Zucker also owns greater than 50% of the voting stock of InterTech, and participates as a director in the exercise of investment control over securities held by InterTech. Mr. Zucker expressly disclaims beneficial ownership of the shares reported in Table I. The filing of this form shall not be deemed an admission that Mr. Zucker is, for purposes of Section 16 or otherwise, the beneficial owner of such securities.

(2) FTG, Inc. ("FTG"), a Delaware corporation, is the direct beneficial owner of the shares of common stock reported. Mr. Zucker is the Chairman, Chief Executive Officer and President of FTG. Mr. Zucker also owns greater than 50% of the voting stock of FTG, and participates as a director in the exercise of investment control over securities held by FTG. Mr. Zucker expressly disclaims beneficial ownership of the shares reported in Table I. The filing of this form shall not be deemed an admission that Mr. Zucker is, for purposes of Section 16 or otherwise, the beneficial owner of such securities.

          /s/ Jerry Zucker                     5/10/01
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.